October 28, 2019

Gary Copperud
Chief Executive Officer
BT Brands, Inc.
2405 Maine Avenue West, Suite 2D
West Fargo, ND 58078

       Re: BT Brands, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed October 18, 2019
           FIle No. 333-233233

Dear Mr. Copperud:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2019 letter.

Form S-1 filed October 18, 2019

Description of Securities, page 58

1. We note your response to our prior comment 6 and your amended bylaws, and re-issue the comment in part. Please also disclose here whether the exclusive forum provision applies to Securities Act claims. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        You may contact Patrick Kuhn, Staff Accountant, at (202) 551-3308 or Lyn Shenk,
Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor,
 Gary Copperud
BT Brands, Inc.
October 28, 2019
Page 2

at (202) 551-3217 or Susan Block, Attorney-Advisor, at (202) 551-3210 with any other questions.



FirstName LastNameGary Copperud                          Sincerely,
Comapany NameBT Brands, Inc.
                                                         Division of
Corporation Finance
October 28, 2019 Page 2                                  Office of Trade &
Services
FirstName LastName